Filed Pursuant to Rule 424(b)(3)
Registration No. 333- 264145

ARES STRATEGIC INCOME FUND

SUPPLEMENT NO. 3 DATED JULY 14, 2023

TO THE PROSPECTUS DATED MAY 25, 2023

This prospectus supplement (“Supplement”) contains information that amends, supplements or modifies certain information contained in the accompanying prospectus of Ares Strategic Income Fund (the “Fund”), dated May 25, 2023 (as amended and supplemented to date, the “Prospectus”). This Supplement is part of and should be read in conjunction with the Prospectus. Unless otherwise indicated, all other information included in the Prospectus, or any previous supplements thereto, that is not inconsistent with the information set forth in this Supplement remains unchanged. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

Effective immediately, the Prospectus is updated to disclose the Fund entering into a Commitment Increase Agreement (the “Commitment Increase Agreement”) among the Fund, certain new and existing lenders, and JPMorgan Chase Bank, N.A., as administrative agent, pursuant to the Fund’s Senior Secured Credit Agreement (the “Credit Facility”).

Commitment Increase Agreement

On July 10, 2023, Ares Strategic Income Fund (the “Fund”), entered into a Commitment Increase Agreement (the “Commitment Increase Agreement”) among the Fund, certain new and existing lenders, and JPMorgan Chase Bank, N.A., as administrative agent, pursuant to the Fund’s Senior Secured Credit Agreement, dated as of December 20, 2022 (the “Credit Facility”) among the Fund, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent. The Commitment Increase Agreement, (i) increased the aggregate amount of the dollar commitments under the Credit Facility from $0.0 to $25.0 million and (ii) increased the aggregate amount of the multicurrency commitments under the Credit Facility from $625.0 million to $725.0 million.

The description above is only a summary of the material provisions of the Commitment Increase Agreement and is qualified in its entirety by reference to a copy of the Commitment Increase Agreement, which is filed as an Exhibit to our Registration Statement on Form N-2 (File No. 333-264145) declared effective by the Securities and Exchange Commission on April 24, 2023, as amended and supplemented.

Please retain this Supplement with your Prospectus.